

January 19, 2018

<u>Via E-Mail</u>
Allen C. Wang
Latham & Watkins LLP
18th Floor, One Exchange Square
8 Connaught Place
Central Hong Kong

> **Re:** **Sinovac Biotech Ltd.**
> **Schedule 13E-3**
> **Filed on January 5, 2018**
> **File No. 5-79318**

Dear Mr. Wang:

     We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

     Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3

<u>Preliminary Proxy Statement filed as Exhibit (a)-(1)</u>

<u>Background of the Amalgamation, page 18</u>

1. Each presentation, discussion, or report received by the Company or an affiliate from an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If such materials are written, they should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final

reports. Please advise, and if applicable, supplement the disclosure to provide the required description of, and file as exhibits, the following:

- the summary described on the top of page 24 that Duff & Phelps circulated to the Special Committee on May 13, 2016;
- the summary described on page 38 that Duff & Phelps provided to the Special Committee on December 8, 2016;
- the preliminary analysis performed by Duff & Phelps and discussed on the May 29, 2017 conference call with the Special Committee; and
- the summary of key differences between the new and the previous set of projections provided by Duff & Phelps on the June 9, 2017 conference call with the Special Committee

2. Refer to the disclosure on page 30 regarding the Heng Ren Letter. Heng Ren does not appear in the security ownership table on page 150. Please supplement the disclosure to provide additional context, including if applicable, the relationship between Hen Ren Investments LP and the Company or its affiliates, members of the Buyer Consortium or the Sinobioway Consortium.

3. Refer to the disclosure on page 44 regarding the Buyer Consortium's agreement to bear the risks associated with the Beijing Sinovac Matters in certain circumstances. With a view towards disclosure, please describe these circumstances.

4. Refer to the last two paragraphs on page 53. The Special Committee contacted 1Globe to clarify the position of 1Globe and the Chiang Li Family with respect to the Transactions. With a view towards disclosure, given that the Special Committee sought information regarding the Chiang Li Family from 1Globe, please advise us of the relationship between 1Globe and the Chiang Li Family. In addition, while the last paragraph speaks to 1Globe's position, it does not address that of the Chiang Li Family. Please advise whether such information was ever received.

Reasons for the Amalgamation and Recommendation of the Special Committee and the Board, page 55

5. We note the disclosure on page 54 that the Board determined that the Amalgamation is fair to the Unaffiliated Holders. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company who are not necessarily holders of Excluded Shares and revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

6.   Please consider the preceding comment with respect to similar disclosure on page 84 as well as disclosure regarding the Buyer Consortium found in the third paragraph of page 65.

<u>Position of the Buyer Consortium as to the Fairness of the Amalgamation, page 65</u>

7.   The discussion of the factors considered by the Buyer Consortium in reaching its belief regarding the fairness of the Amalgamation to the Unaffiliated Holders does not appear to address the factor described in Item 1014(c) or explain why this factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Consortium believes the proposed merger is fair in the absence of such safeguard.

<u>Certain Financial Projections, page 68</u>

8.   Disclosure on page 25 indicates that on June 3, 2016 the Company provided Duff & Phelps with certain financial projections and that later on the same day Duff & Phelps held a conference call with the Company to discuss the key assumptions used in the projections. Disclosure on page 45 indicates that the Company provided Duff & Phelps with certain updated financial projections, that Duff & Phelps held a conference call with the Company to discuss changes made to the assumptions used in the updated financial projections and later summarized for the Special Committee the key differences between the two sets of projections. Disclosure on page 69 indicates that these updated projections "reflect numerous variables, assumptions and estimates as to future events." Please disclose the material differences between the June 3 and June 8 projections. Please also disclose the referenced variables, assumptions and estimates used in preparing the June 8 projections and the material differences between such variables, assumptions and estimates and those of the June 3 projections.

9.   Refer to the table on page 68. Please disclose the basis for the Company arriving at various annual net revenue "% Growth" for the period of 2018E to 2025E, none of which exceeded 26.6%, given the 64.9% growth in 2017E. Please apply this comment to the line items "Income from Continuing Operations" and "Net Income (loss) attributable to shareholders" given the similar magnitude of variances between 2017E and the period of 2018E to 2025E. Include in such disclosure what the underlying assumptions were in calculating such figures.

10.   Refer to the second paragraph on page 70 indicating that the Company disclaims any responsibility to update the Management Projections even if the assumptions underlying such projections are in error. With a view towards disclosure, please confirm the Company's obligations denoted in Exchange Act Rule 13e-3(d)(2) and (e)(2) and whether the Company believes such obligation does not extend to the Company's discovery of errors regarding assumptions under all circumstances.

<u>Opinion of the Special Committee's Financial Advisor, page 71</u>

11.   Disclosure on page 73 indicates that Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions.

12.   Please supplementally provide us the Management Representation Letter.

<u>Summary of Analyses, page 81</u>

13.   We note that page 26 of the Discussion Materials prepared Duff & Phelps filed as Exhibit (c)-(2) to Schedule 13E-3 includes a Summary of Premiums Paid. Please advise why this is not included in this section of the proxy statement.

<u>Financing of the Amalgamation, page 90</u>

14.   Please disclose, if applicable, any material condition to the equity financing. Refer to Schedule 13E-3 Item 10 and Item 1007(b) of Regulation M-A.

*   *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                        Sincerely,

                                                        /s/ Perry J. Hindin

                                                        Perry J. Hindin
                                                        Special Counsel
                                                        Office of Mergers & Acquisitions